OneSpaWorld Holdings Limited

Harry B. Sands, Lobosky Management Co. Ltd.

Office Number 2

Pineapple Business Park

Airport Industrial Park

P.O. Box N-624

Nassau, Island of New Providence, Commonwealth of The Bahamas

July 17, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Cara Wirth and Mark Ransom

Re:	OneSpaWorld Holdings Limited
Registration Statement on Form S-3
Filed July 2, 2020
File No. 333-239628

Dear Ms. Wirth:

This letter sets forth the response of OneSpaWorld Holdings Limited (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated July 15, 2020, with respect to the above referenced Registration Statement on Form S-3 (File No. 333-239628) (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience, together with the Company’s response.

In addition, the Company has revised the Registration Statement in response to the Staff’s comment and the Company is concurrently filing Amendment No. 1 to the Registration Statement with this letter, which reflects this revision.

Registration Statement on Form S-3 filed 7/2/2020 Description of Capital Stock, page 7:

We note your disclosure that “the Non-Voting Common Shares will automatically be converted to Voting Common Shares upon the occurrence of certain events set forth in the Articles.” We also note that your articles provide for the elective conversion of non-voting common shares to voting common shares. Please revise your disclosure to describe the circumstances under which non-voting common shares convert to voting common shares.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 10 to describe the circumstances under which non-voting common shares convert to voting common shares.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

/s/ Stephen B. Lazarus
Stephen B. Lazarus

Via E-mail:

cc:	Christian O. Nagler
Peter S. Seligson
Kirkland & Ellis LLP

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